Exhibit 99.4

Black Mammoth Metals to Drill Rast and Cottonwood Targets at Callaghan Gold District in Nevada

BMM: TSX-V

VANCOUVER, BC, Feb. 11, 2025 /CNW/ - Black Mammoth Metals Corporation (TSXV: BMM) (OTC: LQRCF) (“Black Mammoth” or the “Company”) is pleased to announce that it is commencing a drill program to test the Rast and Cottonwood targets at the Company’s Callaghan gold district, Lander County, Nevada (“Callaghan” or the “Property”). The required permit and bond are in place with the Bureau of Land Management and 1500 meters of core and reverse circulation drilling is expected to test both targets.

Drill Target Areas:

Rast

The Rast area has been the focus of widely spaced, and mostly shallow, historic drilling over an area largely covered by shallow alluvium. Holes intersected strong pathfinder elements and sporadic gold intercepts; however, important geochemical, structural, and stratigraphic data from these holes indicates that the potential of this area remains largely untested. Drilling in the Rast area has demonstrated the presence of anomalous gold in decalcified Lower Plate carbonate host rocks. Shallow trenches expose strongly silicified and clay-altered Orovician-age carbonate rocks (hosts at the Company’s nearby Quito property and elsewhere). A 300 meter long, open-ended, easterly trending gold-arsenic-antimony soil anomaly is present to the east of the historic Rast mercury mine. In addition, Lower Plate rocks with intense alteration consistent with Carlin-type gold systems are present at surface approximately 800 meters to the northwest of the historic Rast mine. The current drilling will test one of three target areas where there are anomalous soils at the intersection of Lower Plate carbonate host rocks below the Roberts Mountains Thrust and NW normal faults.

Cottonwood

At the Cottonwood Canyon area, historic drilling has focused on near-surface, open-pit type gold mineralization hosted in Upper Plate rocks. The Cottonwood gold mineralization may represent a leakage anomaly above a more significant target area located in favourable Lower Plate rocks at depth and is at the intersection of a NW mineralized fault, a NE fault with jasperoid, and the Roberts Mountains Thrust.

Callaghan is located along the 120-kilometer Austin-Tonopah trend of gold occurrences, deposits and mines that include Quito, Round Mountain, and Northumberland, and is considered prospective for Carlin-type gold mineralization. The Company’s Quito property is a past-producing mine on this trend. The Callaghan Property is located within an erosional window (the Callaghan Window) that exposes highly prospective Lower Plate Paleozoic sedimentary rocks, which on the Property have been strongly altered by gold, arsenic, antimony and mercury-bearing hydrothermal fluids. The Callaghan Property contains near-surface gold mineralization in several historic drill holes. The Company has a 100% interest in Callaghan.

Black Mammoth commences drilling at Rast target – Callaghan gold district (CNW Group/Black Mammoth Metals Corp)

Black Mammoth commences drilling at Rast target – Callaghan gold district

Update: Stratigraphic Drilling at Happy Cat Property

Reverse circulation stratigraphic drilling of approximately 2000 meters is complete at Happy Cat. The results will be announced after the Company interprets all new data.

The Company also continues to acquire non-core exploration interests in the western US, by purchase and by staking.

About Black Mammoth Metals Corporation:

In the past 12 months, Black Mammoth Metals has acquired a 100% interest in:

•	Clover High-Grade Gold property, Elko County, NV,
•	Coleman Canyon property, Elko County, NV,
•	Leadore Silver-Lead property, Lemhi County, ID,
•	East Reveille Gold property, Nye County, NV,
•	America Mine Gold property, San Bernardino, CA,
•	Quito Gold property, Lander County, NV
•	South Ravenswood District, Lander County NV,
•	Callaghan Gold District, Lander County NV.

At the Company’s 100% owned, 1,213 hectare (2,997 acre) Happy Cat Gold property, Lander County, NV, an approximate 4 square kilometre area is identified as being hydrothermally altered. Structural modelling suggests the density of the alteration and its’ density contrast relative to the host rock is typical to that of alteration zones present at other Carlin-type deposits in northern Nevada. The alteration encompasses an area where northerly trending high-angle faults intersect indicated NW-trending re-activated faults that are known to be of age and orientation as ore-controlling faults occurring at other Carlin-type deposits. The Company drilled approximately 1600m in January 2025 to further understand the structure and stratigraphy.

Black Mammoth also has a 100% interest in the Blanco Creek Gold property in the Elk Creek Mining District, central Idaho, which hosts three historic underground mines along 3,550 meters (11,644 feet) of strike on the north-east trending regional Blanco Shear Zone. Exploration by two previous operators identified a geological target for the Blanco Creek property in the order of 1.70 to 2.48 million tons, grading 0.20 to 0.33 oz/ton Au (1.54 to 2.24 million tonnes, grading 6.85 to 11.31 g/tonne Au); see the Company’s press release dated February 14, 2017.

Black Mammoth cautions investors to note the potential quantity and grade of the geological target are conceptual in nature. A qualified person has not completed sufficient work to classify the geological target as mineral resources as defined by NI 43-101, and it is uncertain if future exploration will result in the target being delineated as mineral resources.

Mark J. Abrams, CPG #11451, a Qualified Person as defined under National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and director of Black Mammoth, has reviewed and approved the technical content in this release. Historical information contained in this news release cannot be relied upon as Mr. Abrams, the Company’s Qualified Person, has not prepared or verified the historical information.

On behalf of the board,

“Dustin Henderson”

Dustin Henderson, BBA

President & CEO

Website: www.blackmammothmetals.com

This press release contains forward-looking statements and forward-looking information (collectively, “forward looking statements”) within the meaning of applicable securities laws. All statements, other than statements of historical fact, included herein, including statements regarding the Company’s completion of the Transaction and related transactions are forward-looking statements. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions or are those which, by their nature, refer to future events. Although the Company believes that such statements are reasonable, there can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. The Company cautions investors that any forward-looking statements by the Company are not guarantees of future performance, and that actual results may differ materially from those in forward-looking statements. Important factors that could cause actual events and results to differ materially from the Company’s expectations include that the requisite corporate and TSXV for the Transaction may not be obtained; that the Company or IDA Mining, as applicable, may be unable to satisfy any or all closing conditions necessary for the completion of the Transaction; and other risks that are customary to transactions of this nature. Trading in the securities of the Company should be considered highly speculative. All of the Company’s public disclosure filings may be accessed via www.sedarplus.ca and readers are urged to review these materials, including the latest technical reports filed with respect to the Company’s mineral properties.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE Black Mammoth Metals Corp

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For further information: Black Mammoth Metals Corporation, Phone: 604 347 9101, Email: blackmammothmetals@gmail.com

CO: Black Mammoth Metals Corp

CNW 14:25e 11-FEB-25